SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2016 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2016 under the Annual Incentive Plan by the Trustee
(iii)  Sale of shares in relation to the transactions described in (i) & (ii) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	227,217
		(ii)	Nil	112,720
		(iii)	GBP 15.6051	149,122
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2019-04-01
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Foley
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2016 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2016 under the Annual Incentive Plan by the Trustee
(iii)  Sale of shares in relation to the transactions described in (i) & (ii) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	98,525
		(ii)	Nil	69,154
		(iii)	GBP 15.6051	78,889
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2019-04-01
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2016 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2016 under the Annual Incentive Plan by the Trustee
(iii)  Sale of shares in relation to the transactions described in (i) & (ii) above (includes shares sold to cover withholding tax and fees)

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	93,402
		(ii)	Nil	41,153
		(iii)	GBP 15.6051	134,555
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2019-04-01
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2016 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2016 under the Group Deferred Bonus Plan by the Trustee
(iii)  Sale of shares in relation to the transactions described in (i) & (ii) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	22,602
		(ii)	Nil	5,440
		(iii)	GBP 15.6051	13,194
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2019-04-01
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Julian Adams
2	Reason for the notification
a)	Position/status	Group Regulatory & Government Relations Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2016 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)    Acquisition of shares for nil consideration following the release of an award made in 2016 under the Annual Incentive Plan by the Trustee
(iii)   Sale of shares in relation to the transactions described in (i) and (ii) above (includes shares sold to cover withholding tax and fees)

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	58,432
		(ii)	Nil	27,699
		(iii)	GBP 15.6051	86,131
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2019-04-01
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jonathan Oliver
2	Reason for the notification
a)	Position/status	Group Communications Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)      Acquisition of shares for nil consideration following the release of an award made in 2016 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)      Acquisition of shares for nil consideration following the release of an award made in 2016 under the Annual Incentive Plan by the Trustee
(iii)     Sale of shares in relation to the transactions described in (i) & (ii) above (includes shares sold to cover withholding tax and fees)

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	19,123
		(ii)	Nil	4,585
		(iii)	GBP 15.6051	23,708
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2019-04-01
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Porter
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2016 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2016 under the Annual Incentive Plan by the Trustee
(iii)  Sale of shares in relation to the transactions described in (i) & (ii) above (includes shares sold to cover withholding tax and fees)

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	46,766
		(ii)	Nil	15,114
		(iii)	GBP 15.6051	61,880
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2019-04-01
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Al-Noor Ramji
2	Reason for the notification
a)	Position/status	Group Chief Digital Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2016 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Sale of shares in relation to the transaction described in (i) above (includes shares sold to cover withholding tax and fees)

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	52,545
		(ii)	GBP 15.6051	52,545
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2019-04-01
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Rolfe
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(iii)  Acquisition of shares for nil consideration following the release of an award made in 2016 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(iv)  Acquisition of shares for nil consideration following the release of an award made in 2016 under the Annual Incentive Plan by the Trustee
(v)   Sale of shares in relation to the transactions described in (i) & (ii) above (includes shares sold to cover withholding tax and fees)

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	48,867
		(ii)	Nil	21,518
		(iii)	GBP 15.6051	70,385
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2019-04-01
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2022 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2022

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.40	298,441
		(ii)	GBP 15.40	55,394
d)	Aggregated information - Aggregated volume - Price	353,835 GBP 15.40
e)	Date of the transactions	2019-04-02
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2022 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2022

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.40	123,376
		(ii)	GBP 15.40	32,223
d)	Aggregated information - Aggregated volume - Price	155,599 GBP 15.40
e)	Date of the transactions	2019-04-02
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Falcon
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipt ("ADR") 74435K204
b)	Nature of the transactions
(i)         Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2022 subject to the achievement of performance criteria
(ii)        Receipt of an award under the Annual Incentive Plan to be released in April 2022

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	USD 40.58	78,856
		(ii)	USD 40.58	25,994
d)	Aggregated information - Aggregated volume - Price	104,850 USD 40.58
e)	Date of the transactions	2019-04-02
f)	Place of the transactions	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Foley
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2022 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2022

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.40	129,383
		(ii)	GBP 15.40	30,800
d)	Aggregated information - Aggregated volume - Price	160,183 GBP 15.40
e)	Date of the transactions	2019-04-02
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2022 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2022

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.40	172,743
		(ii)	GBP 15.40	44,760
d)	Aggregated information - Aggregated volume - Price	217,503 GBP 15.40
e)	Date of the transactions	2019-04-02
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2022 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2022

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.40	103,571
		(ii)	GBP 15.40	20,605
d)	Aggregated information - Aggregated volume - Price	124,176 GBP 15.40
e)	Date of the transactions	2019-04-02
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Julian Adams
2	Reason for the notification
a)	Position/status	Group Regulatory and Government Relations Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2022 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2022

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.40	76,883
		(ii)	GBP 15.40	23,501
d)	Aggregated information - Aggregated volume - Price	100,384 GBP 15.40
e)	Date of the transactions	2019-04-02
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jonathan Oliver
2	Reason for the notification
a)	Position/status	Group Communications Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2022 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2022

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.40	25,194
		(ii)	GBP 15.40	4,585
d)	Aggregated information - Aggregated volume - Price	29,779 GBP 15.40
e)	Date of the transactions	2019-04-02
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Porter
2	Reason for the notification
a)	Position/status	Group General Counsel & Company Secretary (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2022 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2022

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.40	61,558
		(ii)	GBP 15.40	18,062
d)	Aggregated information - Aggregated volume - Price	79,620 GBP 15.40
e)	Date of the transactions	2019-04-02
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Al-Noor Ramji
2	Reason for the notification
a)	Position/status	Group Chief Digital Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2022 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2022

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.40	69,090
		(ii)	GBP 15.40	37,435
d)	Aggregated information - Aggregated volume - Price	106,525 GBP 15.40
e)	Date of the transactions	2019-04-02
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Rolfe
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2022 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2022

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.40	64,285
		(ii)	GBP 15.40	18,427
d)	Aggregated information - Aggregated volume - Price	82,712 GBP 15.40
e)	Date of the transactions	2019-04-02
f)	Place of the transactions	London Stock Exchange

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans and Share Capital Manager, +44 (0)20 3977 9750
Chris Smith, Deputy Group Secretary, +44 (0)20 3977 9639

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 April 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary